NEWS RELEASE

Birch Mountain Announces Closing of Private Placement

CALGARY, December 14, 2004 - Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or the "Corporation") announces that, further to its November 22, 2004 news release, it has issued 188,886 units ("Units") pursuant to the private placement. Each Unit consisting of one common share ("Common Share") and one-half of one common share purchase warrant ("Warrant") at a price of $0.60 per Unit for gross proceeds of $113,331.60. Each whole Warrant will entitle the holder to acquire one Common Share at a price of $0.75 per share until December 31, 2005. Securities issued pursuant to the private placement are subject to a 4 month resale restriction.

Proceeds from the issue of Units will be used for general corporate purposes principally related to the limestone project.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or Don Dabbs, Vice President & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com	Equity Communications, LLC Steve Chizzik, Regional Vice President Tel 973.912.0980 Fax 973.912.0973

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.